Exhibit 99.5

Arris Resources Inc.

1250 West Hastings Street, British Columbia, Canada V6E 2M4

Telephone: 604-687-0879     Fax: 604-408-9301

NEWS RELEASE	FOR IMMEDIATE RELEASE

ARRIS RESOURCES ANNOUNCES SUBSCRIBTION

FOR CONVERTIBLE DEBENTURE

VANCOUVER, British Columbia, Canada /November 4, 2008/ -- Arris Resources Inc. ("Arris Resources") announced today that it has subscribed for an unsecured convertible debenture (the "Debenture") of Desert Gold Ventures Inc. ("Desert Gold") (TSX-V – DAU) in the principal amount of $500,000.  The Debenture carries interest at a rate of 10% per annum and matures on April 30, 2009.  Pursuant to the terms of the Debenture, at any time prior to the maturity date, Arris Resources may, at its sole option, convert all or any part of the principal amount of the Debenture and any unpaid interest thereon into units of Desert Gold at price per unit (each, a "Unit") of $0.50.  Each Unit consists of one common share of Desert Gold and one common share purchase warrant (the "Warrant").  Each Warrant entitles Arris Resources to purchase one common share of Desert Gold at a price of $0.60 for a term of six months from the date of issue of such Warrant.  The Debenture remains subject to regulatory approval by the TSX Venture Exchange (the "TSX-V").

Desert Gold is a publicly traded mineral resource company listed on the TSX-V.

ON BEHALF OF THE BOARD OF DIRECTORS

"Lucky Janda"

Lucky Janda
President

This news release may contain certain forward-looking statements that reflect the current views and/or expectations of Arris Resources with respect to its performance, business and future events.  Investors are cautioned that all forward-looking statements involve risks and uncertainties, including, without limitation, statements regarding the outlook for future operations, forecasts of future costs and expenditures, evaluation of market conditions, the outcome of legal proceedings, the adequacy of reserves or other business plans.  Investors are cautioned that any such forward-looking statements are not guarantees and may involve risks and uncertainties, and that actual results may differ from those in the forward-looking statements as a result of various factors, such as: general economic and business conditions, including changes in interest rates, prices and other economic conditions; actions by competitors; natural phenomena; actions by government authorities, including changes in government regulation; uncertainties associated with legal proceedings; technological development; future decisions by management in response to changing conditions; the ability to execute prospective business plans; and misjudgments in the course of preparing forward-looking statements.  These risks, as well as others, could cause actual results and events to vary significantly.  Arris Resources does not undertake any obligation to release publicly any revision for updating any voluntary forward–looking statements.